3 August 2015
Filed by ARRIS Group, Inc. (SEC File No. 000-31254)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pace plc
Date: August 3, 2015
How Reincorporation Will Affect
ARRIS Employee Shareholders
Upon the Close of Pace
Acquisition

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Important Notes to Start

3 August 2015
No Offer or Solicitation
This communication is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.
Important Additional Information Regarding the Transaction Filed With the SEC
It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS has filed with the SEC a preliminary registration statement on Form S-4 that contains a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Preliminary Form S-4/Proxy Statement.  The
Preliminary Form S-4/Proxy Statement is not complete and will be further amended.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY FORM S-4/PROXY STATEMENT AND OTHER DOCUMENTS FILED
WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those
documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties may also obtain, without charge, a copy of the Preliminary Form S-4/Proxy Statement and other relevant documents by directing a request by mail to ARRIS Investor Relations,
3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at
(800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Participants in the Solicitation
ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Preliminary Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the
Preliminary Form S-4/Proxy Statement. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Important Notes Continued
•
This information is intended as a high level overview and not specific instructions or advice.
•
The purpose is to build awareness about the potential taxable impact to employee shareholders so they may prepare and plan accordingly.
•
The information in this presentation primarily relates to U.S. employees who own ARRIS stock.
•
Non-U.S. employee shareholders should refer to “Appendix: Country-Specific
Information” contained in the Fact Sheet.
•
Employees are strongly encouraged to seek personal tax advice for their unique situations. ARRIS cannot provide tax advice.
•
Questions that were submitted in advance are covered at the end of this presentation. Additional questions may be submitted after the conclusion of today’s webinar
and will be added, if appropriate, to a Frequently Asked
Questions document to be provided to all employees at a later date. To submit additional questions click here submit your questions.
Please note: Any restricted stock/units not vested at the time the transaction closes are not subject to tax at conversion. (This is true globally.)  Also, shares held in the U.S. 401(k) plan are not subject to tax at conversion.

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Understanding the Transaction
•
Upon completion of the Pace acquisition, hereby referred to as
“ the Close”, ARRIS will effectively reincorporate and establish itself as a U.K. company.
•
All shares of ARRIS stock will be converted into shares of “New
ARRIS” on a one-for-one basis at the Close.
•
For existing shareholders this is, in effect, selling current shares
(and incurring the normal capital gains tax), and repurchasing shares in New ARRIS.
•
This share conversion will be a taxable event in the U.S. if there is a gain
in value.
•
The value is the difference between your original U.S. dollar cost of your share and the share price (in U.S. dollars) at time of the Close.
•
This taxable event applies to all
U.S. ARRIS shareholders, not just
employees.

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Tax Considerations
(highlights, not to be considered complete for your tax situation)
•
For most U.S. shareholders, the capital gains tax due as a result of the transaction will be payable at the time normal taxes are filed with the IRS after the end of the year in which the Closing occurs
(i.e. –
if the we close Q4 2015, then tax is payable in 2016).
•
To estimate this tax now, one should refer to their personal records for the following information:
1) A listing of ARRIS shares currently owned.
2) The original cost basis for each share. If the share was from an equity grant, not from a purchase, the share’s cost basis is the FMV price per share at the time the share vested or was exercised*.
3) The date each share was acquired/purchased. This will help determine whether the capital gains tax will be short-term or long-term.
4) Personal tax rate.
This information can be used to estimate the tax using an assumed FMV of the same shares as of the Closing.
*Refer to the instructions for viewing history at AST (AST instructions) and/or Karp Group/Wells Fargo
(Wells Fargo instructions).

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Tax Considerations
(highlights, not to be considered complete for your tax situation)
•
After the share conversion, each New ARRIS share will have a cost basis equal to either:
–
If a gain (and therefore taxable), the new cost basis will be the FMV at the
Close.
–
If a loss (which you cannot claim as a capital loss due to federal tax rules), the cost basis remains the same as the original FMV.

3 August 2015
US Example (numbers are not factual)
Date purchased or
when restricted
stock units vested
# of shares
Cost Basis per
share at original
 purchase or
vesting
Price at time of
exchange to
New ARRIS
shares
Long Term
Capital gain
Short Term
Capital gain*
3/13/2009
50
$15
$33
$900.00
3/25/2012
175
$22
$33
$1,925.00
5/5/2013
60
$35
$33
$0.00
9/1/2015
35
$32
$33
$35
$2,825.00
$35
Total amount to be taxed
* held for a year or less
15%
35%
Assumed tax rate
**you need to apply your own personal tax rate
$423.75
$12

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Tax Logistics
(highlights, not to be considered complete for your tax situation)
•
This tax event will not be recorded through ARRIS payroll. It will be a transaction between the shareholder, his/her broker, and the IRS. As mentioned, this applies to all ARRIS shareholders, not just employees.
•
The conversion of the stock and the tax documentation will be handled at the personal broker level (assuming the shares are held at a broker).
–
For example, U.S. employees who have ARRIS shares in a brokerage account at the Karp
Executive Wealth Management Group “Karp Group/ Wells Fargo”, will receive a Form 1099-
B from the Karp Group/Wells Fargo.
•
The Form 1099-B, a copy of which will also go to the IRS, provides tax information to be used when filing your tax return.
•
The tax due is the shareholder’s responsibility and, in most cases, payable at time of filing. Therefore, it is advised to plan ahead for the possible outlay of cash to cover the tax.
•
For employees looking to sell stock to obtain cash to pay the tax, ARRIS will arrange to cover a portion of the sales commission fee assessed by its corporate brokers (Karp and AST). More information about this option will be provided in the future.
•
Non-U.S. employees will not receive a Form 1099-B from the broker as this is a
U.S. tax form. Instead, the employee should consult with their personal tax advisor.

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Questions & Answers
In addition to the questions provided in the Fact Sheet document dated 15 July 2015 –
version 1.0, the following questions were
submitted:
1. Will ARRIS cover any of the external tax service expense we incur to help sort our position and impact?
ARRIS will not reimburse expenses related to personal tax advice.
2. So does this mean that the clock starts over for the shares if we hold them, in terms of long-term capital gains? If I pay the tax, hold the stock, it goes up, and then I sell it six months later, is that a short-term gain?
While the IRS has not provided a definitive answer, the general consensus is that you can go back to the time you originally acquired the ARRIS share (being exchanged in the transaction) to determine if the subsequent sale of the New ARRIS stock would constitute short-
term or long-term capital gains upon any future sale. You should rely on your personal tax advisor’s advice.

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Questions & Answers
3. So anyone who has participated in the Employee Stock Purchase
Plan (ESPP) over the past year will be penalized by having to pay tax on a short-term gain? I would have thought that ARRIS would have protected these employees considering the original intent of the program.
The ESPP was designed for ARRIS employees to have an opportunity to make a long-term investment in their company at a discount to the market price, and we believe, notwithstanding any tax
consequences of the transaction, the plan still accomplishes that goal.
Unfortunately, the tax is not something that is within our
control and is payable by all shareholders that have acquired shares in the 12-months prior to the Close, not just employees under the
ESPP.
Please note, an employee can cancel his/her participation up to 15 days prior to the purchase period end date by submitting a
Cancellation Form.

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Questions & Answers
4. Clarification and correction:
“Generally, the proceeds you will be deemed to have received based upon the closing value will be reported on a Form 1099-B issued by the broker or bank that holds your shares or by ARRIS’s stock transfer agent if you hold the actual certificates."
This is correct. If you are a U.S. taxpayer, you will receive a Form 1099-B from the broker/agent that holds your shares. You must use this Form
1099-B statement when completing your taxes.
"However, outside of these special arrangements with our Company’s vendors, ARRIS will not process or pay taxes due by employees for the value realized from the increase in share price, nor will you receive a tax statement from Wells Fargo or AST.”
This statement means that ARRIS will not subsidize any amount of the taxes due by shareholder nor will Payroll do any withholding or reporting of the transaction itself. U.S. employees can expect to receive a Form 1099-B after the end of the year from Wells Fargo or AST, if applicable.  The Form
1099-B will include an itemization.

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Questions & Answers
5. Will a Form 1099-B be sent to employees in January 2016 with the correct cost basis (since all buys are already known to the company and/or its agent)?
ARRIS will not generate the Form 1099-B. It will be between the shareholder and the broker/agent holding the shares. As this affects all shareholders (not just employees), the taxes are not at the employee/company level. You should expect the Form 1099-B from your personal broker/agent in January 2016, provided the
Close occurs before the end of the year. The Form 1099-B should include an itemization of the total tax.
6. What, if any, is the impact to employees that do not currently own shares of
ARRIS stock and only have unvested restricted shares or only have money in the
ESPP plan which has not yet purchased shares for that period?
There is no impact to an employee who does not own ARRIS shares at the time of
Close. Keep in mind, however, if the Close is after 10/31/15 and the employee purchases shares through the ESPP on 10/31/15, the U.S. employee will be taxed on those shares that he/she owns at that time.
7. What is the ARRIS 401(k) account?
This is a U.S. retirement plan and does not apply outside the U.S.

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Questions & Answers
8. What is the tax impact on the unvested shares or shares received by an employee under a restricted stock unit grant for non-U.S. employees?
There is no tax impact on unvested restricted shares held by non-
executives.
For information on Non-U.S. tax impact associated with actual shares owned, refer to the Appendix at the end of the Fact Sheet.
9. What will happen to outstanding restricted stock awards that are unvested?
They will continue on their normal vesting schedule.
10. The examples in the company wide email suggest that if you have a loss on your shares, there is no offset to the gains. Is that true?
Yes, the tax rules associated with the transaction do not allow a shareholder to claim a capital loss. The original cost basis simply remains in place.

3 August 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Resource Information
•
Employee Email
from Vicki Brewster dated 15 July 2015
•
Fact Sheet
–
Transaction Summary
–
Frequently Asked Questions
–
Appendix: Country-Specific Information
•
To submit your questions
•
For a copy of this presentation
•
To contact Karp Group/Wells Fargo
•
1-888-856-4220 -
US Employees
•
1-212-205-2876 -
International Employees
•
https://www.wellsfargoadvisors.com/
•
To contact AST for Employee Discount Stock Purchase Plan
•
1-866-709-7704 -
US Employees
•
1-718-921-8348 -
International Employees
•
https://secure.astepsdiv.com/total-wealth/
•
To contact AST for restricted stock and/or stock options
•
1-866-665-2258 -
US Employees
•
1-718-921-8358 -
International Employees
•
https://secure.astepsdiv.com/total-wealth/
•
To contact ARRIS stock administration
•
stock.administration@arris.com

3 August 2015